SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CONTENTS

1. 3Q22 HIGHLIGHTS	5
1.1 CONSOLIDATED	5
1.2 ESG	6
2. VALUE CREATION STRATEGY	7
3. GLOBAL PETROCHEMICAL INDUSTRY	10
4. PERFORMANCE BY SEGMENT	13
4.1 BRAZIL	13
4.2 UNITED STATES & EUROPE	23
4.3 MEXICO	26
5. CONSOLIDATED FINANCIAL OVERVIEW	29
5.1 REVENUE BY REGION	30
5.2 COST OF GOODS SOLD (COGS)	30
5.3 OTHER REVENUE (EXPENSE), NET - ORD	30
5.4 RECURRING EBITDA	31
5.5 FINANCIAL INCOME (EXPENSE)	32
5.6 NET INCOME	33
5.7 INVESTMENTS	33
5.8 CASH FLOW	34
5.9 DEBT MATURITY PROFILE AND RATING	35
6. ESG	39
6.1 ENVIRONMENTAL	39
6.2 SAFETY AND SOCIAL RESPONSIBILITY	40
6.3 CORPORATE GOVERNANCE	41
7. CAPITAL MARKETS	41
7.1 STOCK PERFORMANCE	41
7.2 CORPORATE DEBT SECURITIES PERFORMANCE	42
8. LIST OF ANNEXES:	43

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FORWARD-LOOKING STATEMENTS

This Earnings Release may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures and from COVID on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in these assumptions or factors, including the projected impact from the from the geological event in Alagoas and related legal procedures and the unprecedented impact from COVID on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Earnings Release is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information on Braskem and management, as well as its financial statements.

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BRASKEM S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the largest resin producer in the Americas and the world’s leading biopolymers producer, presents its 3Q22 Earnings Release.

3Q22 Earnings Conference Call / Webcast
(in Portuguese with simultaneous translation into English)
November 9, 2022 (Wednesday)
11 a.m. (Brasília)
9 a.m. (US EST)
6 a.m. (Los Angeles)
2 p.m. (London)
Participants: +55 (11) 4090 1621
                     +1 (412) 717-9627
Password: Braskem
Webcast
Portuguese: Click here
English: Click here

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

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Recurring EBITDA in 3Q22 was US$371 million

In the year to date, the Company’s Cash Generation was R$3.1 billion

1.	3Q22 HIGHLIGHTS
1.1	CONSOLIDATED

▪	In 3Q22, Recurring EBITDA was of US$371 million, lower 54% than 2Q22, mainly due to (i) the lower exports volume of resins in the Brazil segment, lower sales volume of PP in the United States and PE in the Mexico segment; (ii) lower international spreads for PE, PP and PVC in Brazil, PP in the United States and Europe, PE in Mexico; and (iii) the accounting effect of realization of inventories[1] in the net amount of US$77 million (R$400 million). Excluding this effect of realization of inventories, the Recurring EBITDA was US$448 million (R$2.4 billion).
▪	Compared to 3Q21, the Company’s Recurring EBITDA in U.S. dollar decreased 75%, due to (i) the normalization of international spreads for PE, PP and PVC in Brazil, for PP in the United States and Europe and for PE in Mexico; and (ii) the lower sales volume of main chemicals and resins in the Brazil segment and PP in the United States and Europe. In Brazilian Real, Recurring EBITDA was R$2.0 billion, 50% and 74% lower than in 2Q22 and 3Q21.
▪	In the quarter, the Company posted a net loss[2] of R$1.1 billion. In the year to date, the Company registered net income attributable to shareholders of R$1.4 billion, representing R$1.73 per common share and class “A” preferred share[3].
▪	Braskem's recurring cash generation was of R$1.6 billion and return[4] on cash flow was 45% in 3Q22. Considering the payments related to the geological event in Alagoas made in 3Q22, the Company registered cash generation of R$0.9 billion and return³ on cash flow of 31%.
▪	Corporate leverage, measured by the ratio of adjusted net debt to Recurring EBITDA[5] in U.S. dollar, ended the quarter at 1.55x.
▪	The cash position was US$2.2 billion, a level that guarantees coverage of debt maturities for the next 63 months. Note that this position does not include the international stand-by credit facility in the amount of US$1.0 billion, with maturity in 2026.

[1] Accounting effect of realization of inventories in accordance with accounting standard CPC 16 (Correlation to International Accounting Standards - IAS 2).

[2] Based on net income (loss) attributable to the shareholders of the Company.

[3] For the class “B” preferred shares, the amount is R$0.61 per share.

[4] Based on recurring cash generation in U.S. dollar in the last 12 months divided by the Company's market capitalization in the quarter.

[5] Excludes Braskem Idesa’s debt and considers Recurring EBITDA in the last 12 months.

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▪	In October, Braskem Idesa obtained licenses for the creation of the Joint Venture with Advario by the Mexican government institution COFECE (Comisión Federal de Competencia Económica) and concluded the purchase of land for the construction of the ethane terminal in the port of Coatzacoalcos.

1.2	ESG

Environmental

▪	ESG Day 2022: in October, Braskem held its second ESG Day, in which it reinforced its commitments to sustainable development and the carbon-neutral circular economy. The presentation and recording of the event are available on the Company's Investor Relations website.
▪	In August, the Company entered into an agreement for the acquisition of shares and subscription of new shares issued by Wise Plásticos S.A., a company engaged in mechanical recycling, still subject to approval by the competent authorities. Braskem's offer was for 61.1% of Wise's capital, with an estimated outlay of R$121 million, of which a significant part will be invested in doubling Wise's current production capacity to around 50,000 tons of recycled products by 2026.
▪	In September, Braskem announced to the market the launch of Voqen Energia Ltda., Braskem's wholly owned subsidiary. An electricity and natural gas trader, the Company leverages business opportunities by working collaboratively to create competitive solutions that accelerate the sustainable energy transition of Braskem and the industry.
▪	The Company announced in September the launch of Oxygea, a company that will foster the creation and development of new corporate initiatives in sustainability and digital transformation by interacting with startups in the market. The hub will receive US$150 million in investment to develop new businesses within the next five years.
▪	Braskem in the United States signed a 10-year renewable energy purchase agreement for the Neal plants in West Virginia, starting its supply at the end of 2024 and ensuring the reduction of GHG emissions – Greenhouse Gases in scope 2.

Social

▪	People Safety and Processes: the consolidated reported and lost time injury-frequency rate in the year to date was 0.87 event per million hours worked, down (-5%) from the same period of 2021 and 73% below the industry average[6]. The TIER 1 rate[7] in the year to date was 0.07 event per million hours worked, down 13% from the same period of 2021. The TIER 2 rate[8] was 0.47 event per million hours worked.

[6] The industry average is 3.25 per million hours worked, according to the American Chemistry Council. The latest data is for

2018.

[7] Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 1, based on the product released, or any release that causes: fatality or lost-time injury of an employee or third party, hospital damages or fatality of the external public, financial losses greater than US$100,000, or evacuation of the community.

[8] Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 2, based on the product released, or any release that causes: reportable injury of own employee or third party and financial loss greater than US$2,500.

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2.	VALUE CREATION STRATEGY

During the third quarter, Braskem continued to focus on developing the various projects in its main growth avenues, which are concentrated in (i) renewables, (ii) recycling and (iii) existing businesses focused on productivity and competitiveness.

1)	Growth in Renewables:

The Company is committed to achieve 1.0 million tons of bio-products production by 2030 and is working to reach this goal through potential strategic and financial partnerships.

Key projects on this front include:

Expanding green ethylene production capacity in the Triunfo Petrochemical Complex in Rio Grande do Sul

Expansion of current green ethylene production capacity from 200 kta to 260 kta using feedstock made from sugarcane ethanol. Year to date, US$ 37 million were disbursed and, since the project was launched, the Company has disbursed US$50 million, reaching 67% physical completion.

Building a new green ethylene plant in Thailand (MOU with SCG Chemicals)

Execution of a memorandum of understanding with SCG Chemicals to conduct feasibility studies for a joint investment in a new green ethylene plant in Thailand.

Joint licensing of green ethylene technology (partnership with Lummus Technology)

Partnership to develop and license Braskem's technology to produce green ethylene. The partnership will bring complementary expertise to accelerate Braskem's commitment to reach 1.0 million tons of green PE production capacity by 2030, extend the geographic reach of green ethylene production technology globally, and accelerate the use of bioethanol for chemicals and plastics.

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2)	Growth in Recycling:

One of the Company’s goals is to increase its sales volume of recycled products. By 2025, Braskem’s goal is to expand its portfolio to reach 300,000 tons of thermoplastic resins and chemical products with recycled content and 1.0 million tons of thermoplastic resin and chemical products with recycled content by 2030.

The Company is also working to prevent 1.5 million tons of plastic waste from being sent to incineration, landfills or deposited in the environment by 2030. Below are the main projects on this front, which are mainly related to working through partnerships with other companies in our value chain to strengthen mechanical and advanced recycling globally:

Construction of the first advanced recycling unit in Brazil

In partnership with Valoren, construction of the first advanced recycling unit in Brazil, with the objective of chemically transforming, using pyrolysis, plastic waste into circular feedstock, enabling the production of 6 kton of circular products per year.

3)	Growth within Existing Businesses with Productivity and Competitiveness:

The Company will continue to invest in existing businesses to maintain productivity and competitiveness, focusing on operational efficiency and excellence, optimizing sales and logistics, leadership in costs and competitive advantages through client relations. The highlights on this front are the following projects, besides the Transform For Value Program:

Building an Ethane Import Terminal in Mexico

Construction of an ethane import terminal in Mexico, which will diversify the feedstock profile and support operation at full capacity, while also enabling expansion by around 15% of Braskem Idesa's PE (ethane-based) production capacity.

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Transform For Value Program

The Transform for Value (TFV) Program ended 2021 on pace to capture approximately US$277 million/year[9] in initiatives that reached more advanced stages of maturity. The cumulative capture in 2021 of these initiatives totaled approximately US$154 million.

The program reached the end of the third quarter (3Q22) with an estimated mark of US$272 million/year9, highlighting the continuous improvement pipeline, which is involved in initiatives that total amount US$181 million/year9.

The program cumulative capture estimated until the third quarter came to around US$199 million. The pace of capture represents mostly a direct impact on the Company's EBITDA, which can occur in four ways: increase in net revenue, reduction in variable costs, reduction in fixed cost or reduction in SG&A expenses. The table below shows the breakdown of the capture rate of US$272 million/year9 achieved in the third quarter of 2022, by type of impact on EBITDA and region:

When highlight the US$181 million/year9 involved in continuous improvement, the emphasis of these initiatives is on variable cost and fixed cost:

It is also important to mentioned that about one-third of the capture rate value of US$272 million/year9 is associated with Digital Transformation initiatives, which make relevant use of digital technologies in their scopes, such as: automation and instrumentation, new software and systems, advanced analytics, machine learning, cloud services, etc.

In addition, other initiatives in more preliminary stages, such as planning or execution, under the management of areas[10] that make up the scope of the program, added approximately US$421 million/year to the pipeline's potential to be captured in the coming years, of which US$52 million is involved with continuous improvement.

By the end of 2022, the Company's goal is to advance the program's activities to reach the capture of recurring gains of approximately US$302 million/year[11] in initiatives in more advanced stages.

[9]Considering only initiatives in stage 4 (Run-rate), when the measurement of gains may vary according to the progress of actions, and stage 5 (Concluded), after stabilization and/or internal audit.

[10] Transformation Office, Digital Center, Energy, Continuous Improvement and Competitiveness & Productivity(C&P) CAPEX.

[11] Considering only initiatives in stage 4 (Run-rate), when measurements of gains could vary as actions advance, and stage 5 (Concluded), after stabilization and/or internal audit.

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3.	GLOBAL PETROCHEMICAL INDUSTRY

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BRAZIL

▪	PE Spread[12]: decreased compared to 2Q22 (-35%).
o	The PE price in the United States was lower in relation to 2Q22 (-27%), mainly due to (i) the lower global demand related with higher inflation and high inventories at retailers and converters; (ii) the rebalancing of exports given the competitiveness in the international market; and (iii) the reduction in international freight costs.
o	The naphtha ARA price decreased (-21%), due to (i) lower global demand, influenced by the uncertainties in the international scenario; (ii) higher availability of naphtha in the international market due to lower demand for this feedstock in the Asian market impacted by the restrictions in China related to COVID; and (iii) partially offset by the expected reduction in OPEC+ oil supply and the sanctions on Russian oil.
o	Compared to 3Q21, the spread narrowed by 60%, mainly due to lower global demand for PE and reduction in international freight rates, impacting in reduction of prices in U.S. in 3Q22.
▪	PP Spread[13]: decreased compared to 2Q22 (-14%).
o	The PP price in Asia decreased 19% in relation to 2Q22, explained by (i) the region's lower demand due to the restrictions in China; (ii) the increase in products supply due to the new capacities coming online in the region associated with the increase in imported products given greater logistics availability; and (iii) partially offset by the reduction in the utilization rates of the region's PP producer.
o	The naphtha ARA price decreased 21% in relation to 2Q22, impacted by the higher availability of naphtha in the international market and the lower global demand, as mentioned above.
o	In relation to the same quarter of 2021, the spread narrowed 38%, mainly due to the higher feedstock price in 3Q22.
▪	PVC Par Spread[14]: decreased 19% compared to 2Q22.
o	The PVC Par Spread narrowed mainly due to (i) the 27% decrease in PVC price, explained by the lower global demand; and (ii) partially offset by the lower ethylene price, impacted by the lower demand in Europe due to the increase in energy costs.
o	Compared to the same quarter of 2021, the PVC Par spread decreased 8%, due to (i) the higher prices for oil as a result of the current geopolitical scenario; and (ii) partially offset by the higher caustic soda price given lower product availability in the international market.
▪	Main Chemicals Spread[15]: increased compared to 2Q22 (+3%).
o	The Main Chemicals Spread increased mainly due to (i) the 12% increase in the benzene price, given the appreciation price of aromatic products in the period; (ii) the 7% increase in butadiene price, impacted by scheduled shutdowns of producers in the U.S. Gulf region; and (iii) the 21% decrease in the naphtha ARA price.
o	Compared to 3Q21, the spread increased 19%, mainly due to the general increase in chemical prices, explained by the higher oil price in 3Q22 in relation to the same period of last year.

[12] (US PE Price – naphtha ARA price)*82%+(US PE Price – 50% US ethane price – 50% US propane price)*18%.

[13] Asia PP price – Naphtha ARA price.

[14] The PVC Par spread better reflects the profitability of the Vinyls business, which is more profitable compared to the temporary/non-integrated business model of 2019/20, under which the Company imported EDC and caustic soda to keep serving its clients. Its calculation formula is: Asia PVC Price + (0.685*US Caustic Soda) - (0.48*Europe Ethylene) - (1.014*Brent).

[15] Average price of base chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), based on Braskem’s sales volume mix) – ARA naphtha price.

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UNITED STATES & EUROPE

▪	U.S. PP Spread[16]: decreased 9% compared to 2Q22.
o	The U.S. PP price decreased 17%, impacted by (i) the lower domestic demand for the product, combined with the increase in inflation and high inventories at retailers and converters; and (ii) the increase in imports, combined with higher competitiveness in the international market given the lower global demand. The propylene price also decreased (-23%) due to (i) the decrease in the oil price on the international market; (ii) the higher supply with the increase in operating rates at global refineries; and (iii) the reduction in demand for propylene derivatives.
o	Compared to the same quarter of last year, the spread decreased 23%, mainly due to lower resin price in 3Q22 affected by the lower demand in the region given the uncertainties in the global economic scenario.
▪	Europe PP Spread[17]: decreased 37% compared to 2Q22.
o	The PP price in Europe decreased (-23%) impacted by (i) the lower resins demand due to the reduction in consumption, influenced by the increase in inflation in the region, and the international geopolitical scenario; (ii) the product's oversupply in the region due to the increase in imported volume; and (iii) the higher levels of inventories in the region.
o	Compared to the same quarter last year, the spread decreased 67%, mainly explained by the following impacts on 3Q21 (i) the stronger demand for petrochemical products after the reduction in COVID impacts; and (ii) the increase in international freight rates resulting from logistics constraints.

MEXICO

▪	North America PE Spread[18]: decreased compared to 2Q22 (-35%).
o	The PE price in the United States was lower in relation to 2Q22 (-27%), mainly due to (i) the lower global demand related with higher inflation and high inventories at retailers and converters; (ii) the rebalancing of exports given the competitiveness in the international market; and (iii) the reduction in international freight costs. The ethane price also decreased (-7%), impacted by (i) the reduction in the natural gas price due to the higher volume supplied associated with the increase in oil extraction and, consequently, of associated gas in the United States region; (ii) healthier inventories in the region at the end of the quarter; and (ii) the decrease in demand for petrochemicals and derivatives, reflecting the uncertainties of the global economic scenario.
o	Compared to the same quarter last year, the spread decreased 57%, mainly explained by the 58% increase in ethane price due to higher commodity prices.

[16] U.S. PP – U.S. propylene price

[17] EU PP – EU propylene price

[18] U.S. PE – U.S. ethane price.

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4.	PERFORMANCE BY SEGMENT
4.1	BRAZIL

Recurring EBITDA was of US$312 million (R$1.6 billion), 31% lower than 2Q22, accounting for 80% of Company’s consolidated Recurring EBITDA, mainly due to (i) the lower exports volume of resins explained by lower opportunities in the international market given the high inventories in the global chain; (ii) the lower international spreads for PE, PP and PVC in the period; and (iii) the accounting effect of realization of inventories[19] in the net amount of US$54 million (R$281 million). Excluding this effect of realization of inventories, the Recurring EBITDA was of US$366 million (R$1.9 billion).

Compared to 3Q21, the decline was 62%, reflecting (i) lower sales volume of resins and main chemicals; and (ii) lower international spreads for PE, PP and PVC.

[19] Accounting effect of realization of inventories in accordance with accounting standard CPC 16 (Correlation to International Accounting Standards - IAS 2).

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4.1.1	OPERATIONAL OVERVIEW

a) Feedstock: the Company has four petrochemical complexes in the Brazil segment that use naphtha, ethane/propane and HLR as feedstock to produce ethylene and its respective co-products, which subsequently are used as feedstock to make thermoplastic resins (PE, PP and PVC) or resold to third parties.

Petrochemical complexes in São Paulo, Bahia and Rio Grande do Sul

Naphtha: in line with the Company’s strategy to diversify its supplier base, the Brazil segment continued to acquire naphtha through supply agreements with international suppliers, with naphtha imports accounting for 55% of total naphtha consumption in 3Q22.

Petrochemical complex in Rio de Janeiro

Ethane/Propane: Braskem acquired 92% of the ethane/propane consumed in 3Q22 from domestic suppliers.

Petrochemical complex in Bahia

Ethane: in the quarter, Braskem did not acquire ethane from an international supplier for the flex cracker in Bahia, which has the capacity to operate 15% of its capacity on a gas basis, due to the plant's greater profitability in operating 100% naphtha-based, given the increase in ethane price in the international market.

b) Resins demand in the Brazilian market (PE, PP and PVC): increased in relation to 2Q22 (+14%) and 3Q21 (+12%), explained by (i) stronger demand for resins, mainly influenced by the packaging and home appliance sectors; and (ii) seasonal effects.

c) Average utilization rate of petrochemical crackers: increased compared to 2Q22 (+5 p.p.), explained by the restarting operations after scheduled maintenance shutdowns at the petrochemical complex in Rio Grande do Sul and at the PVC plant in Alagoas, which had affected the utilization rate of the petrochemical complex in Bahia. In comparison with 3Q21, the utilization rate was stable.

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d) Resins sales volume: in the Brazilian market, resins sales increased in relation to 2Q22 (+2%), explained by the higher product availability for sale after the conclusion of the scheduled maintenance shutdowns in 2Q22 and by the stronger demand for resins due to seasonality. Compared to 3Q21, sales volume in the Brazilian market remained stable.

Exports decreased in 3Q22 compared to 2Q22 (-18%) and 3Q21 (-17%), due to lower opportunities in the international market given the high inventories in the global chain.

e) Main chemicals sales volume: in the Brazilian market, sales volume decreased in relation to 2Q22 (-5%) and 3Q21 (-10%), mainly due to the lower sales volume of (i) paraxylene and cumene explained by the lower demand of clients that made scheduled and unscheduled shutdowns in the period; and (ii) toluene, due to lower demand as a result of the expectation of lower prices in the international market. In addition, compared to 3Q21, the lower gasoline sales volume in the domestic market is explained by higher exports volume of the product due to better margins in the international market.

Exports increased in relation to 2Q22 (+88%), mainly due to the higher sales volume of (i) butadiene, given the higher product availability for sale, following the conclusion of the scheduled maintenance shutdown in Rio Grande do Sul carried out in 2Q22; (ii) benzene, paraxylene and toluene, due to the availability of products not absorbed by the Brazilian market that were directed to international market; and (iii) gasoline, given better margins in the international market. In relation to 3Q21, exports decreased (-3%), mainly due to lower exports of benzene, explained by the strategy of prioritizing the domestic market in the period.

4.1.2	GEOLOGICAL EVENT IN ALAGOAS
a)	Provisions

As assessed by the Company and its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, the provision as of September 30, 2022 was R$7.2 billion, with R$4.8 billion under current liabilities and R$2.4 billion under non-current liabilities.

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The following table shows the year to date changes in the provision:

The current provision can be segregated into the following action fronts:

a.	Support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

This action has a provision of R$2.4 billion (2021: R$3.4 billion) that comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b.	Actions for closing and monitoring the salt wells, environmental actions and other technical matters. Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt mining wells. Based on studies of the specialists, the recommendation was to fill 9 salt wells with solid material, a process that should take 4 years. For the remaining 26, the recommended actions are: closure using the tamponade technique, which consists of promoting the cavity pressurization, applied worldwide for post-operation cavities; confirmation of natural filling status; and, for some wells, sonar monitoring.

The provisioned balance amount of R$1.5 billion (2021: R$1.7 billion) to implement the measures described in this item was calculated based on existing techniques and the solutions planned for the current conditions of the wells, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed in the future, in accordance with the results of the monitoring of the wells, the progress of implementing the plans to close wells, the possible changes to be made to the environmental plan, the monitoring of the ongoing measures and other possible natural alterations.

The monitoring system implemented by Braskem envisages actions developed during and after the closure of wells, focusing on safety and monitoring of region's stability.

The Company's actions are based on technical studies conducted by outsourced specialists, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by the ANM.

In June 2022, in compliance with the Agreement for Socio-environmental Reparation, Braskem submitted to the Federal Prosecution Office the environmental diagnosis containing the evaluating the potential environmental impacts and damages arising from salt mining activities and the environmental plan with proposals of the measures required.

As established in the agreement, the parties jointly defined the specialized company that will evaluate and monitor the environmental plan. This phase starts the process established in the agreement that includes discussions with authorities.

c.	Social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1.6 billion for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, of which R$300 million going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. The balance of this provision, updated by inflation index established in the agreement, is R$1.6 billion (2021: R$1.6 billion).

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d.	Additional measures, for which the balance of provision is R$1.7 billion (R$1.0 billion), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure for assisting residents; (iv) expenses with managing the geological event in Alagoas relating to communication, compliance, legal services, etc.; (v) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (vi) other matters classified as a present obligation for the Company, even if not yet formalized.

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method; the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense map; and the conclusion of studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

The measures related to the mine closure plans are also subject to the analysis and approval by the ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of the geological event.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plans to close the wells may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the assessment of the future behavior of cavities to be monitored using sonar and piezometers could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, to be financed by Braskem, will be proposed considering the environmental diagnosis prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan will be agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

At this time, the preliminary actions for addressing the environmental impacts are already being mapped, but it is still impossible to predict the developments of discussions on the environmental plan with authorities, as well as possible costs to be added in the Company’s provisions.

Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the Municipality of Maceió.

Also in the context of understandings with the authorities to address claims related to the event in Alagoas, on October 26, 2022, the 3rd Federal Court of Alagoas ratified the Term of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexal Area (“Flexais Agreement”), entered into by Braskem and the Federal Prosecution Office (“MPF”), the State Prosecution Office (“MPE”), the Federal Public Defender’s Office (“DPU”), and Municipality of Maceió for the adoption of action for requalification in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location. The expected disbursement amounts to the execution of the obligations defined in the Term of Agreement are part of the provision under (d) Additional Measures.

The Company has been making progress in negotiations with government authorities about other indemnification requests to understand them better, which resulted in advances in understanding between the parties. Although future disbursements may occur as a result of the negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

17

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

The Company is negotiating with its insurers the coverage of its insurance policies and has made progress in analyses and discussions to regulate the claim. The payment of compensation will depend on technical assessment of the insurance coverage under these policies, taking into consideration the complexity of the subject. For this reason, no payment of compensation was recognized in the Quarterly Information of the Company.

For more information, see note 26 (“Geological event - Alagoas”) of the Consolidated and Individual Quarterly Information of September 30, 2022.

b)	Advances on Action Fronts

Relocation and Compensation for residents

As of October 31, 2022, 18,259 proposals were submitted, with an acceptance rate of 99.6%. Additionally, as of October 31, 2022, 16,223 financial compensations have been accepted. Under the Financial Compensation and Support for Relocation Program (“PCF”), approximately R$3.0 billion had been disbursed as of the end of October 2022.

Closing and monitoring the salt wells, environmental actions and other technical matters

The Company obtained approval from the National Mining Agency (ANM) for the Well Closure Plan, as well as for the issuance of periodic reports on the execution of this Plan, which complies with the rules and recommendations established by the agency. Of the 35 wells that make up the Closure Plan, 9 are in the Backfilling Group with sand, and as of October 31, 2022, the closure of 4 wells in this Group are in progress, with the filling of 97.5% of the total volume of cavities 7 and 19, with the reaching of the technical limit of filling with sand of cavity 17, and the filling of 17.1% of the volume of cavity 4. Additionally, there are 15 wells with activities related to pressurization and buffering[20].

As of October 31, 2022, 11 of the 15 wells already had completed their buffering activities, being 7 of which are already monitored using high-tech instruments. Lastly, there are 6 wells that are in the sonar monitoring group and 5 wells with confirmation of natural filling, as per the conclusion of the specialized companies hired based on the studies carried out and approved by the National Mining Agency.

In compliance with the Socio-environmental Agreement signed with the Federal Prosecution Offices, Braskem concluded the hiring of specialized consulting firm to provide assessment and monitoring services for the implementation the Environmental Plan and the Integrated Action Plan, which will consolidate the proposed reparation, mitigation and compensation measures in the three dimensions (environmental, socio-urbanism and stabilization/geological actions), with the goal of reaching a single plan with a holistic, multidisciplinary, systemic and synergic perspective of the actions proposed. Besides that, on September 30, 2022, Braskem also submitted to the Federal Prosecution Office a feasibility study for use of material to be dredged from Mundaú Lake to fill the well cavities.

[20] The buffering technique consists of implementing physical barriers, such as cement paste, to prevent fluids from penetrating between permeable geological formations through the well and/or migration of fluids to the surface.

18

Socio-urban measures

Regarding to socio-urban measures, the Company’s actions are concentrated in Urban Mobility and Social Compensation and actions in relocated areas.

With regard to Urban Mobility Projects it was defined the total set of 11 (eleven) actions that contemplate the implementation of 20 km of dual carriageways in the main road corridors (Avenida Menino Marcelo, Avenida Durval de Góes / Avenida Fernandes Lima), 12 km of restoration of existing roads and a traffic light and video monitoring system. Of these 11 forecast actions, two actions already have been started: (i) on September 6, the Urban Mobility works on the northern side roads of Durval de Góes Monteiro Avenue (Phase 1); and (ii) initial phase of implementing a smart traffic light system.

It is also worth noting that on September 8, 2022, the environmental license was issued for the Urban Mobility works of the side street of Avenida Menino Marcelo, which will allow the effective start of the works. The other improvement actions are in the development phase of executive projects, approvals, issuance of licenses, contracting and implementation planning.

Regarding actions in the relocated areas, activities related to demolition process of the Encosta do Mutange area are in progress, with physical completing reaching 64.0%, totaling 100.2 thousand m2 already demolished. Other activities related to the demolition of areas are ongoing as requested by the Civil Defense of Maceió.

Still without a context of understanding with the authorities to address claims related to the event in Alagoas, the Term of the Agreement was signed and ratified for the adoption of requalification actions in the Flexais region, payment of compensation to the Municipality of Maceió and indemnities to the residents of this location.

4.1.3	FINANCIAL OVERVIEW

A) NET REVENUE: decreased in U.S. dollar (-10%) and in Brazilian Real (-3%) compared to 2Q22 explained by the reduction in exports volume of resins and the lower prices for resins and main chemicals in the international market.

19

Compared to 3Q21, net revenue in U.S. dollar and Brazilian Real remained stable, reflecting the lower sales volume of resins and main chemicals, which was partially offset by the higher price for main chemicals in the international market in the period.

Sales by sector (%)

Sales by region (% in tons)

20

B) COST OF GOODS SOLD (COGS): decreased in U.S. dollar (-7%) and Brazilian Real (-1%) in relation to 2Q22, explained by lower exports volume of resins and lower prices for key petrochemical feedstocks (naphtha, ethane and propane) in the international market, influenced mainly by lower oil and natural gas prices in the international market. In the quarter, COGS was impacted in the net amount of US$54 million (R$281 million) related to the accounting effect of realization of inventories due to higher production costs, mainly of naphtha acquired in previous periods.

In relation to 3Q21, increased in U.S. dollar (+23%) and Brazilian Real (+24%), explained by higher prices for key petrochemical feedstocks (naphtha and ethane) in the international market, influenced mainly by higher oil and natural gas prices in the international market.

In the quarter, COGS was affected by the PIS/COFINS tax credit on feedstock purchases (REIQ) in the amount of approximately US$3.4 million (R$18.6 million) related to acquisitions in June and by the Reintegra tax credit in the amount of approximately US$0.6 million (R$3.0 million).

C) SG&A EXPENSES: in U.S. dollar, the decrease in relation to 2Q22 (-4%) is explained by lower expenses with third parties. Compared to 3Q21, the increase (+4%) is mainly explained by higher expenses with industrial maintenance services.

D) RECURRING EBITDA: represented 80% of the Company’s consolidated Recurring EBITDA.

4.1.4	RENEWABLES

4.1.4.1 Operational Overview

a) Average utilization rate of green ethylene: higher compared to 2Q22 (+5 p.p.), due to the continuous positive industrial performance. Compared to 3Q21, the utilization rate decreased (-4 p.p.).

21

b) Green PE sales volume: the demand for Green PE remained at healthy levels in the period, however sales volume decreased (-17%) when compared to 2Q22 due to the seasonality in Europe. Compared to 3Q21, sales of Green PE were higher (+9%), due to the greater availability of logistics for export.

22

4.1.4.2 Financial Overview

A) NET SALES REVENUE GREEN PE (I’m greenTM bio-based) + ETBE (product that uses renewable raw material, ethanol in its composition): decrease compared to 2Q22 (-5%) due to (i) the lower sales volume of Green PE; (ii) the variation in the price of ethanol, which influences the price formula of the Green PE; and (iii) partially offset by the higher volume of ETBE[21] sales, due to the greater availability of this product after a scheduled maintenance stoppage at the petrochemical plant in Rio Grande do Sul. When compared to 3Q21, there was an increase of (+58%) due to (i) higher sales volume of Green PE; (ii) higher sales volume of ETBE after investment to increase ETBE production capacity; and (iii) contractual renegotiation with some customers.

B) RECURRING EBITDA: Recurring EBITDA from Green PE, in Brazilian Real, decreased in relation to 2Q22 (-28%) and to 3Q21 (-25%), due to fluctuations in the price of ethanol, which influences the price formula of the green PE.

[21] Conversion of MTBE Unit: implemented at the industrial complex in Rio Grande do Sul, the initiative aimed to convert the production of methyl tertiary-butyl ether (MTBE) to ethyl tertiary-butyl ether (ETBE), a fuel additive with lower CO2 emissions and better margins.

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4.2	UNITED STATES & EUROPE

Recurring EBITDA was of US$62 million (R$324 million), 74% lower than 2Q22, accounting for 16% of Company’s consolidated Recurring EBITDA, mainly due to (i) the lower sales volume of PP in the United States; (ii) the lower PP spread in the United States and Europe; and (iii) the accounting effect of realization of inventories[22] in the net amount of US$19 million (R$102 million). Excluding this effect of realization of inventories, the Recurring EBITDA was of US$81 million (R$426 million).

Compared to 3Q21, Recurring EBITDA decreased 88% in U.S. dollar, due to the lower PP sales volume in the United States and Europe and the lower PP spread in both regions.

[22] Accounting effect of realization of inventories in accordance with accounting standard CPC 16 (Correlation to International Accounting Standards - IAS 2).

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4.2.1	OPERATIONAL OVERVIEW

a) PP demand: in the United States, PP demand decreased in relation to 2Q22 (-4%) and 3Q21 (-12%), explained by (i) the destocking process in the chain as a result of converters' high inventories; (ii) concerns about an economic recession in the region; and (iii) the region's better economic performance in 3Q21.

In Europe, the decrease in relation to 2Q22 (-10%) and 3Q21 (-13%) is explained by the decline in consumer confidence following the region's weak economic performance and by the impacts from high inventories in the converter chain.

b) Average utilization rate of PP plants: in the United States, the utilization rate decreased in relation to 2Q22 (-7 p.p.) and 3Q21 (-20 p.p.), mainly due to (i) the region's weaker demand; and (ii) minor unscheduled shutdowns at PP plants in the period.

In Europe, the utilization rate remained in line with 2Q22 explained by the continued reduction in PP demand in the region and lower feedstock availability due to operational problems at a local supplier. Compared to 3Q21, the utilization rate decreased (-14 p.p.), due to lower PP demand in the period.

c) PP sales volume: in the United States, decreased in relation to 2Q22 (-19%) and 3Q21 (-14%), mainly due to (i) the region's weaker demand associated with the destocking process in the value chain; and (ii) the lower product availability for sale in the period.

In Europe, compared to 2Q22, sales volume increased (+8%) as a consequence of commercial efforts to manage inventory in the period. Compared to 3Q21, sales volume decreased (-7%) due to lower PP demand in the region.

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4.2.2	FINANCIAL OVERVIEW

A) NET REVENUE: decreased in U.S. dollar (-21%) and Brazilian Real (-16%) in relation to 2Q22, explained by the lower PP sales volume in the United States and the lower PP price in the United States and Europe.

Compared to 3Q21, net revenue decreased in U.S. dollar (-42%) and Brazilian Real (-41%) due to the lower PP sales volume in the United States and Europe and the lower PP price in both regions.

B) COST OF GOODS SOLD (COGS): decreased in U.S. dollar (-10%) and Brazilian Real (-4%) in relation to 2Q22, explained by the lower PP sales volume in the United States and the lower propylene price in the United States and Europe. In the quarter, COGS was impacted in the net amount of US$19 million (R$102 million) related to the accounting effect of realization of inventories due to higher production costs of propylene acquired in previous periods.

Compared to 3Q21, the decrease in U.S. dollar (-22%) and Brazilian Real (-21%) is explained by the lower PP sales volume in the United States and Europe and the lower propylene price in the United States.

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C) SG&A EXPENSES: in U.S. dollar, remained in line with 2Q22. Compared to 3Q21, the decrease (-17%) is due to the lower expenses with logistics and storage, and with third parties.

D) RECURRING EBITDA: represented 16% of the Company’s consolidated Recurring EBITDA.

4.3	MEXICO

Recurring EBITDA was of US$14 million (R$75 million), 86% lower than in 2Q22, accounting for 4% of the Company’s consolidated Recurring EBITDA, reflecting (i) the lower PE sales volume; (ii) the higher ethane and natural gas prices in the international market; and (iii) the accounting effect of realization of inventories[23] in the net amount of US$3 million (R$17 million). Excluding this effect of realization of inventories, the Recurring EBITDA was of US$17 million (R$91 million).

Compared to 3Q21, the 92% decrease was due to the lower PE spread in the international market.

[23] Accounting effect of realization of inventories in accordance with accounting standard CPC 16 (Correlation to International Accounting Standards - IAS 2).

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4.3.1	OPERATIONAL OVERVIEW

a) Feedstock: in 3Q22, PEMEX supplied 26,000 barrels per day, a volume recovery compared to 2Q22 and 3Q21. In addition, to complement the supply of ethane by Pemex, Braskem Idesa imported from the United States 22,000 barrels of ethane on average per day, which represents around 88% of Fast Track’s current capacity.

b) PE demand in Mexican market: decrease compared to 2Q22 (-3%) and 3Q21 (-3%), explained by the high levels of inventories in the chain.

c) Average utilization rate of PE plants: increased in relation to 2Q22 (+9 p.p.) due to the higher ethane supply by PEMEX, reaching 26,000 barrels per day in the average of the 3Q22. Compared to 3Q21, the 8 p.p. increase is explained mainly by the higher ethane volume supplied by PEMEX and ethane imported in the period.

In 3Q22, the Fast Track operations complemented feedstock supply with an average of 22,000 barrels per day of ethane imported from the United States, representing 88% of utilization rate of this solution. In addition, in August, the Fast Track solution registered record supply, operating in the month at an average of 27,200 barrels per day, due to investments made that allowed an increase in ethane imported volume.

d) PE sales volume: in comparison with 2Q22, sales volume decreased (-5%) due to the replenishment of Braskem Idesa’s inventories in the period. In relation to 3Q21, the increase (+13%) is explained by the higher product availability for sale given the increase in ethane supply in the period.

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4.3.2	FINANCIAL OVERVIEW

A) NET REVENUE: decreased in U.S. dollar (-21%) and in Brazilian Real (-15%) in relation to 2Q22 due to the lower PE price in the international market and the lower sales volume in the period.

Compared to 3Q21, decreased in U.S. dollar (-21%) and Brazilian Real (-20%) due to the lower PE price in the international market.

29

Sales by sector (%)

Sales by region (% in tons)

B) COST OF GOODS SOLD (COGS): increased in U.S. dollar (+6%) and Brazilian Real (+13%) in relation to 2Q22, basically explained by the inventory effects caused by higher ethane and natural gas prices in the international market and the accounting effect of realization of inventories in the net amount of US$3 million (R$17 million) due to higher production costs of ethane acquired in previous periods.

Compared to 3Q21, the increase in U.S. dollar (+50%) and Brazilian Real (+50%) is explained by the higher ethane and natural gas price in the international market and the higher PE sales volume in the period.

30

C) SG&A EXPENSES: in U.S. dollar, the decrease in relation to 2Q22 (-23%) and to 3Q21 (-13%) is mainly explained by lower expenses with legal services and third parties.

D) RECURRING EBITDA: represented 4% of the Company’s consolidated Recurring EBITDA.

4.3.3	ETHANE IMPORT TERMINAL

Construction of the Ethane Import Terminal in Mexico by Braskem Idesa started in July and reached physical completion of 22% as of September. The total amount disbursed by Braskem Idesa by 3Q22 is US$47 million, with startup expected in the second half of 2024. Additionally, in October, Braskem Idesa obtained licenses for the creation of the Joint Venture with Advario by the Mexican government institution COFECE (Comisión Federal de Competencia Económica) and concluded the purchase of land for the construction of the ethane terminal in the port of Coatzacoalcos.

5.	CONSOLIDATED FINANCIAL OVERVIEW

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5.1	REVENUE BY REGION

5.2	COST OF GOODS SOLD (COGS)

5.3	OTHER REVENUE (EXPENSE), NET - ORD

The Company recorded in 3Q22 a net expense of R$234 million, mainly due to (i) the accounting provision for the geological event in Alagoas of R$160 million, related to inflation adjustment of the provision for socio-urbanism measures and other adjustments related to the natural advance of actions; and (ii) sundry provisions in the amount of R$112 million related to the complementing of the existing provision for remediation of environmental liabilities at the chlor-alkali and PVC industrial units. These negative impacts were partially offset by revenues related to taxes, mainly the recovery of PIS/COFINS tax credits in the amount of R$61 million on gasoline sales in fiscal year 2015, arising from the favorable final and unappealable ruling.

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5.4	RECURRING EBITDA[24]

In 3Q22, Recurring EBITDA was US$371 million, down 54% on 2Q22, mainly due to (i) the lower exports volume of resins in the Brazil segment, lower sales volume of PP in the United States and PE in the Mexico segment; (ii) lower international spreads for PE, PP and PVC in Brazil, PP in the United States and Europe, PE in Mexico; and (iii) the accounting effect of realization of inventories[25] in the net amount of US$77 million (R$400 million). Excluding this effect of realization of inventories, the Recurring EBITDA was US$448 million (R$2.4 billion).

Compared to 3Q21, the Company's Recurring EBITDA in U.S. dollar declined 75%, due to (i) the normalization of international spreads for PE, PP and PVC in Brazil, for PP in the United States and Europe and for PE in Mexico; and (ii) the lower sales volume of main chemicals and resins in the Brazil segment and PP in the United States and Europe.

In Brazilian real, Recurring EBITDA was R$2.0 billion, 50% and 74% lower than in 2Q22 and 3Q21.

[24] Braskem’s consolidated result corresponds to the sum of the results in Brazil, United States & Europe and Mexico, less eliminations from the revenues and costs related to transfers of products among these regions.

[25] Accounting effect of realization of inventories in accordance with accounting standard CPC 16 (Correlation to International Accounting Standards - IAS 2).

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5.5	FINANCIAL INCOME (EXPENSE)

Financial expenses: decreased in relation to 2Q22 (-13%), due to (i) lower amortization transaction costs associated with prepayments, which were higher in the prior period; and (ii) lower financial expenses with derivatives. In relation to 3Q21, the increase (+4%) is mainly explained by the increase in basic interest rates.

Financial income: increased in relation to 2Q22 (+28%), mainly explained by (i) the higher profitability of financial investments due to the increase in the basic interest rate; and (ii) the recognition of interest on tax assets related to PIS/COFINS tax credits on gasoline sales in fiscal year 2015, arising from the favorable final and unappealable court judgment. Compared to 3Q21, the increase (+132%) is mainly explained by (i) the higher profitability of financial investments due to the increase in the basic interest rate; and (ii) the higher income from derivatives in the period.

Net exchange variation: negative variation in 3Q22, mainly explained by the depreciation of the Brazilian Real at the end of the period against the U.S. dollar on the net exposure to the dollar in the amount of US$2.7 billion.

Transactions in financial instruments under hedge accounting

In the quarter, the Company recorded US$186 million (R$368 million) in exports associated with a discontinued hedge accounting transaction. The initial designation rate was US$1/R$2.0017, while the average realization rate was US$1/R$3.9786.

The balance of financial instruments designated for hedge accounting ended 3Q22 at US$5.2 billion.

Long-term Currency Hedge Program:

Braskem’s feedstock and products have prices denominated or strongly influenced by international commodity prices, which are usually denominated in U.S. dollar. Starting in 2016, Braskem contracted derivative instruments to mitigate part of the exposure of its cash flow denominated in Brazilian real. The main purpose of the program is to mitigate U.S. dollar call and put option agreements, protecting estimated flows for a 24-month period.

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On September 30, 2022, Braskem had a notional value of outstanding put options of US$2.3 billion, at an average exercise price of R$/US$4.71. At the same time, the Company also had a notional value of outstanding call options of US$1.6 billion, at an average exercise price of R$/US$6.95. The contracted operations have a maximum term of 24 months. The mark-to-market (fair value) of these Zero Cost Collar (“ZCC”) operations was negative R$8 million at the end of the quarter.

As a result of the appreciation in the Brazilian Real in relation to the U.S. dollar during the program, the Company exercised part of the put options of the ZCC program. The total effect on cash flow for 3Q22 was positive R$0.08 million.

5.6	NET INCOME

In the quarter, the Company reported a net loss[26] of R$1.1 billion, which mainly reflects the lower operating result and the effects from exchange variation on the financial result given the depreciation in the Brazilian Real and Mexican peso against the U.S. dollar at end of period. In the year to date, the Company registered net income attributable to shareholders of R$1.4 billion, representing R$1.73 per common share and class “A” preferred share[27].

5.7	INVESTMENTS

The Company’s estimates corporate investments in 2022 of R$5.6 billion (US$1.0 billion), divided as follows: (i) R$4.9 billion (US$0.9 billion) for operating investments; and (ii) R$0.6 billion (US$0.1 billion) for strategic investments.

The capital expenditures to be made by Braskem Idesa during 2022 are estimated at R$1.2 billion (US$0.2 billion).

Operating Investments 3Q22: the largest expenditures related to operating investments in the quarter were for: (i) expenses related to the post-scheduled maintenance shutdown of the petrochemical center at the Triunfo Petrochemical Complex in Rio Grande do Sul, which occurred in 2Q22; (ii) scheduled shutdowns at the PE plants in Bahia; and (iii) expenses related to the post-scheduled maintenance shutdown at the PVC plant in Alagoas, which occurred in 2Q22.

The main operating investments made by Braskem Idesa in the quarter were in reliability initiatives and spare parts.

[26] Based on net income (loss) attributable to the shareholders of the Company.

[27] For the class “B” preferred shares, the amount is R$0.61 per share.

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Strategic Investments 3Q22: expenditures were mainly allocated to: (i) the project to expand biopolymers production capacity at the Triunfo Petrochemical Complex in Rio Grande do Sul; (ii) investments related to strategic industrial inputs; and (iii) innovation and technology initiatives.

The disbursement related to the strategic investment made by Braskem Idesa in the quarter was for the construction of an ethane import terminal with the partner Advario B.V.

The total projected investment of R$5.6 billion (US$1.0 billion) includes R$1.4 billion (US$259 million) for projects related to Braskem’s Sustainable Development Macro Goals to be carried out over the course of 2022.

In 3Q22, the main investments related to Braskem’s Sustainable Development Macro-Goals were in (i) the project to expand biopolymers production capacity at the Triunfo Petrochemical Complex in Rio Grande do Sul; (ii) projects associated with reducing CO2 emissions and capturing energy efficiency gains at plants; (iii) projects related to industrial safety; and (iv) the construction of a recycling line for high-quality post-consumer resin in Brazil.

5.8	CASH FLOW

Recurring cash generation in 3Q22 was of R$0.5 billion, mainly explained by (i) the Recurring EBITDA in the quarter; and (ii) the positive variation in working capital. These positive impacts were offset mainly by (i) the payment of interest in the quarter related to semiannual interest from corporate bonds; (ii) the payment of IR/CSLL due to the Recurring EBITDA; and (iii) the realization of Company's operating and strategic investments related, mainly, to the disbursements with the post-scheduled maintenance shutdown conducted in 2Q22, and to the construction of the ethane import terminal in Mexico and the expansion of biopolymer production capacity in Rio Grande do Sul, respectively. Adding the payments related to the geological event in Alagoas, the Company registered in the quarter cash generation of R$0.1 billion.

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The positive variation in working capital of R$2.6 billion was mainly explained by:

i.	the effects from the lower sales volume, the lower price references in the international market and the receivables management on Accounts Receivable
ii.	the lower price references in the international market in Inventories

5.9	DEBT MATURITY PROFILE AND RATING
5.9.1.1	BRASKEM (ex-BRASKEM IDESA)

On September 30, 2022, the average debt term was around 13.4 years, with approximately 53% of maturities concentrated after 2030. The weighted average cost of the Company's debt was exchange variation +5.7%.

In September, Braskem concluded the 17th issue of debentures, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476, totaling R$750 million, in a single series, with maturity in 7 years and interest of CDI +1.75%.

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Debt US$ million	Sep/22 (A)	Jun/22 (B)	Sep/21 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Consolidated Gross Debt	**8,870**	**8,734**	**8,411**	***2%***	***5%***
in R$	640	449	126	*42%*	*407%*
in US$	8,230	8,285	8,285	*-1%*	*-1%*
(-) Debt - Braskem Idesa	**2,219**	**2,184**	**2,161**	***2%***	***3%***
in US$	2,219	2,184	2,161	*2%*	*3%*
(+) Financing Derivatives	**(4)**	**(0)**	**-**	***912%***	***n.a.***
in US$	(4)	(0)	-	*912%*	*n.a.*
(=) Gross Debt (Ex-Braskem Idesa)	**6,647**	**6,549**	**6,250**	***1%***	***6%***
in R$	640	449	126	*42%*	*407%*
in US$	6,007	6,100	6,124	*-2%*	*-2%*
Cash and Cash Equivalents Consolidated	**2,635**	**2,553**	**2,754**	***3%***	***-4%***
in R$	1,256	1,598	974	*-21%*	*29%*
in US$	1,379	955	1,779	*44%*	*-22%*
(-) Cash and Cash Equivalents - Braskem Idesa	**400**	**405**	**302**	***-1%***	***32%***
in US$	400	405	302	*-1%*	*32%*
(-) Exclusive Cash to Alagoas	**30**	**63**	**215**	***-53%***	***-86%***
in R$	30	63	215	*-53%*	*-86%*
(-) Cash to Injunction of ICMS Benefit[1]	**0**	**223**	**-**	***-100%***	***n.a.***
in R$	0	223	-	*-100%*	*n.a.*
(-) Cash and Cash Equivalents (Ex-Braskem Idesa and Alagoas)	**2,205**	**1,862**	**2,237**	***18%***	***-1%***
in R$	1,226	1,312	760	*-7%*	*61%*
in US$	979	550	1,477	*78%*	*-34%*
(=) Adjusted Net Debt	**4,441**	**4,687**	**4,013**	***-5%***	***11%***
in R$	(587)	(863)	(634)	*-32%*	*-7%*
in US$	5,028	5,550	4,647	*-9%*	*8%*
(+) Global Agreement	**198**	**203**	**292**	***-3%***	***-32%***
in R$	162	162	203	*0%*	*-20%*
in US$	36	41	89	*-12%*	*-60%*
Recurring EBITDA (LTM)	**2,802**	**3,746**	**4,801**	***-25%***	***-42%***
Adjusted Net Debt/Recurring EBITDA (LTM)	**1.66x**	**1.31x**	**0.90x**	***27%***	***85%***
(-) Hybrid Bond[2]	**309**	**315**	**307**	***-2%***	***1%***
in US$	309	315	307	*-2%*	*1%*
(=) Adjusted Net Debt with 50% of hybrid bond	**4,330**	**4,576**	**3,999**	***-5%***	***8%***
Adjusted Net Debt/Recurring EBITDA (LTM) with hybrid bond	**1.55x**	**1.22x**	**0.83x**	***27%***	***86%***

[1]In 4Q21, the Company obtained an injunction to exclude ICMS tax incentives and benefits applicable to its operations, granted by the States and the Federal District, from the income tax calculation base as of 2021. As it is an uncertain tax treatment, the tax remained recorded in the balance sheet under income tax and social contribution payable. In August 2022, a sentence was handed down restricting the protection only to the presumed ICMS credits, which is why the Company paid the tax in the amount of R$1.0 billion.

[2]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment.

The liquidity position of US$2.2 billion is sufficient to cover the payment of all liabilities coming due in the next 63 months, not considering the international stand-by credit facility of US$1.0 billion available through 2026.

In line with Braskem's sustainable development strategy, Braskem contracted in June/22 two corporate credit lines, in the total amount of US$150 million, which were added in July/22 to include targets linked to the growth in sales volume of Green PE I'm GreenTM bio-based, with incentive or penalty mechanisms depending on compliance with established metrics (Sustainability-Linked loan).

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Rating

5.9.2	BRASKEM IDESA

On September 30, 2022, the average debt term was around 8.1 years, with 92% of maturities concentrated after 2029. Braskem Idesa’s weighted average cost of debt was exchange variation plus 7.2%.

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The liquidity position of US$400 million is sufficient to cover the payment of all liabilities coming due in the next 30 months.

Rating

40

6.	ESG
6.1	ENVIRONMENTAL
6.1.1	Circular Economy

Recycled Sales

▪	Brazil: increased in relation to 2Q22 (+6%) and 2Q21 (+55%), driven by stronger demand for resins with recycled content. For circular chemicals[28], sales increased compared to 2Q22 (+33%) and 3Q21 (+711%), due to the higher availability of product for sale, mainly resulting from the inclusion of new products in the portfolio.
▪	United States & Europe: increase in sales volume compared to 2Q22 (+78%), due to the development of new sales channels with distributors that manage recycled materials and increase in the US customer base. Compared to 3Q21 (+922%), increase in sales volume due to higher product availability, impacted by the increase in recycler contracts and products available in inventory during the period.
▪	Mexico: decrease compared to 2Q22 (-9%), due to lower demand, impacted by the drop in virgin PE prices. Compared to 3Q21 (+1%), sales were in line.

6.1.2	Eco-indicators[29]

In the year to date, the eco-efficiency indicators of the Company’s plants were mainly affected by the higher production volume, given the restarting of operations at the chlor-alkali unit in Alagoas, and the higher production of Braskem Idesa and the ABC petrochemical complex.

Ecoefficiency in water consumption increased (+1%) compared to 3Q21, mainly impacted by equipment cleaning and unscheduled shutdowns. Regarding the wastewater generation of effluents, the reduction (-3%) in the indicator was due to the higher volume of production at Braskem Idesa and advances in the project for cooling the effluent network in Bahia.

The waste generation eco-indicator increased (+26%) compared to the same period in 2021, due to the improvement project and maintenance front in Rio Grande do Sul, maintenance services and the excavation of contaminated soil in the petrochemical complex of ABC, and the scheduled maintenance shutdowns in Rio Grande do Sul.

Energy consumption increased (+1%) compared to 3Q21, impacted by the purchase of electricity and optimization of processes in Rio Grande do Sul, improved energy performance at Braskem Idesa and in São Paulo, in addition to lower consumption of steam and natural gas in Bahia.

[28] Circular chemicals are not marketed under the I’m greenTM bio-based brand.

[29] Data may be revised depending on internal updates.

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6.2	SAFETY AND SOCIAL RESPONSIBILITY

HEALTH AND SAFETY

▪	People Safety: the consolidated reported and lost time injury-frequency rate in the year to date was 0.87 event per million hours worked, down 5% from the same period of 2021 and 73% below the industry average[30].
▪	Process Safety: the TIER 1 rate[31] in the year to date was 0.07 event per million hours worked, down 13% compared to the same period of 2021. The rate maintains Braskem on level with its peers in the global chemical industry considered industry references in safety. The TIER 2 rate[32] was 0.48 event per million hours worked.

SOCIAL RESPONSIBILITY AND HUMAN RIGHTS

▪	Internship Program 2023: this year, the Internship Program 2023 received more than 27,000 applications, of which 13,000 self-identify as pertaining to the following groups: women (51%), LGBTQIAP+ people (15%), Black people (44%) and people with disabilities (129).
▪	Global Volunteer Program: in 3Q22, the Volunteer Challenge was carried out in Brazil and Mexico to support volunteers working with local institutions. Around 808 volunteers and guests participated in the challenge, which supported 26 institutions that benefited over 20,000 people.
▪	WeCare Week: in September, Braskem organized a week of global crowd efforts focused on the circular economy. During the cleanup actions, volunteers collected more than 2.74 tons of waste disposed of incorrectly.
▪	Private Social Investment: in 3Q22, the company conducted the following:
(i)	Plastianguis Project (MEX): in July, the edition of the project was launched in Mexico City, in Nanchital, Veracruz and in September in the city of Guadalajara[33]. A total of 143 tons of plastic were collected, benefiting 7,000 people directly. This year, the community can also exchange plastic waste for food items, pet products and medication.
(ii)	Plastitroque Project (BRA): project focused on the Circular Economy to foster environmental education in local communities and help them meet basic needs by exchanging plastic waste for food, personal care and school supply kits. A total of 11 editions were carried out, of the 18 planned for 2022. More than 18,500 tons of plastic waste were disposed of correctly, benefiting around 4,400 people.

[30] The industry average is 3.25 per million hours worked, according to the American Chemistry Council. The latest data is for

2018.

[31] Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 1, based on the product released, or any release that causes: fatality or lost-time injury of an employee or third party, hospital damages or fatality of the external public, financial losses greater than US$100,000, or evacuation of the community.

[32] Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 2, based on the product released, or any release that causes: reportable injury of own employee or third party and financial loss greater than US$2,500.

[33] The project is a partnership with ANIQ (Asociación Nacional de la Industria Química de México) for the valorization of post-consumer plastic among the local population of Mexico City, Veracruz and Guadalajara.

42

(iii)	Casa do Zezinho: launch of Zezon – Zezinhos Online project, which teaches basic computing skills to 700 children and teens in the Southern Zone of São Paulo to help them enter the digital world, combining traditional learning models, preparation for labor market and development of socio-emotional skills.
(iv)	Corais de Maré Project: the project developed an innovative technique to accelerate and restore coral using plastic. The technology is being tested near the Maré Island, in Bahia, by the company Carbono 14, in partnership with Braskem, the Federal University of Bahia (UFBA) and the Artisanal Fishing Institute of Maré Island (IPA), with the participation of the community. The project trains people to be environmental agents and conducted a cleaning crowd effort to raise awareness on the proper disposal of plastic.

6.3	CORPORATE GOVERNANCE
▪	ESG Monitoring by BoD[34]: the Board of Directors and its Advisory Committees regularly evaluate the progress achieved in the Company’s ESG practices, which include monitoring the assessment of corporate risks related to the topic. In 3Q22, the following topics were covered:
(i)	Discussion, approval and launch of investments, in line with the 2030 and 2050 sustainability commitments assumed by Braskem, including (i) acquisition of equity interest in Wise Plásticos S.A., in order to expand operations in the mechanical recycling sector, with the capacity to recycle approximately 25,000 tons of plastic waste per year, with the objective of accelerating the development of the chain and leveraging recycling in Brazil; and (ii) the launch of Voqen, a wholly-owned subsidiary of Braskem S.A. for the purpose of commercializing electric energy and natural gas, aiming to capture competitive solutions that accelerate the sustainable energy transition of Braskem and the industry.
(ii)	Disclosure of the Report on the Brazilian Corporate Governance Code, pursuant to Annex D of CVM Resolution No. 80/2022.
(iii)	Periodic discussion by the Board of Directors and its Advisory Committees assessing the evolution of the Company's ESG practices, including monitoring the assessment of corporate risks related to the topic and projects and practices related to the topic.
(iv)	Approval of the update of the Policy for Disclosure and Trading of Securities of Braskem S.A. and the Financial Policy of Braskem S.A.

7.	CAPITAL MARKETS
7.1	STOCK PERFORMANCE

On September 30, 2022, Braskem’s stock was quoted at R$26.24 (BRKM5) and US$9.74 (BAK). The Company’s shares are listed on the Level 1 corporate governance segment of the B3 – Brasil, Bolsa e Balcão and on the New York Stock Exchange (NYSE) through Level 2 American Depositary Receipts (ADRs). Each Braskem ADR (BAK) corresponds to two class “A” preferred shares issued by the Company.

[34] Board of Directors

43

7.2	CORPORATE DEBT SECURITIES PERFORMANCE

44

8.	LIST OF ANNEXES:

45

ANNEX I

Consolidated Income Statement

ANNEX II

Consolidated Recurring EBITDA Calculation

46

ANNEX III

Indicators

Indicators US$ million	3Q22 (A)	2Q22 (B)	3Q21 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Operating					
Recurring EBITDA	371	802	1,469	-54%	-75%
EBITDA Margin[1]	8%	16%	27%	*-8 p.p.*	*-19 p.p.*
SG&A/Net Revenue (%)	5%	5%	4%	*0 p.p.*	*1 p.p.*
Financial[2]					
Adjusted Net Debt	4,639	4,890	4,306	-5%	8%
Adjusted Net Debt/Recuring EBITDA (LTM)[3]	1.55x	1.22x	0.83x	27%	86%
Recurring EBITDA (LTM)/Interest Paid (LTM)	8.42	10.69	11.64	-21%	-28%
Company Valuation					
Share Price (Final)	4.9	7.1	10.9	-32%	-56%
Shares Outstanding (Million)[4]	797	797	796	0%	0%
Market Cap	3,866	5,663	8,687	-32%	-55%
Adjusted Net Debt	6,004	6,225	5,713	-4%	5%
Braskem	4,639	4,890	4,306	-5%	8%
Braskem Idesa (75%)	1,365	1,334	1,408	2%	-3%
Enterprise Value (EV)[5]	11,207	13,358	15,713	-16%	-29%
Recurring EBITDA LTM	3,121	4,180	5,208	-25%	-40%
Braskem	2,802	3,746	4,801	-25%	-42%
Braskem Idesa (75%)	319	434	407	-26%	-21%
EV/Recurring EBITDA LTM	3.6x	3.2x	3.0x	12%	19%
FCF Yield (%)	31%	28%	16%	*2 p.p.*	*14 p.p.*
TSR (%)[6]	-32%	-24%	-8%	*-8 p.p.*	*-23 p.p.*

[1] It considers the Recurring EBITDA in relation to net revenue

[2] Does not consider Net Debt, Recurring EBITDA and Interest Paid of Braskem Idesa

[3] For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment

[4] Does not consider shares held by treasury

[5] It considers the provision related to the geological event of Alagoas

[6] It considers TSR from the quarter

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ANNEX IV

Consolidated Balance Sheet

48

ANNEX V

Consolidated Cash Flow

49

ANNEX VI

Braskem Idesa Income Statement

ANNEX VII

Braskem Idesa Balance Sheet

50

ANNEX VIII

Braskem Idesa Cash Flow

Braskem Idesa Cash Flow R$ million	3Q22 (A)	2Q22 (B)	3Q21 (C)	Change (A)/(B)	Change (A)/(C)	9M22 (D)	9M21 (E)	Change (D)/(E)
Profit (Loss) Before Income Tax and Social Contribution	(764)	(171)	(6)	347%	n.a.	(520)	351	n.a.
Adjustments for Reconciliation of Profit (Loss)								
Depreciation and Amortization	196	197	186	-1%	5%	605	586	3%
Equity Result	-	-	-	n.a.	n.a.	-	-	n.a.
Interest, Monetary and Exchange Variation, Net	706	445	750	59%	-6%	1,205	1,477	-18%
PIS and COFINS credits - exclusion of ICMS from the calculation base	-	-	-	n.a.	n.a.	-	-	n.a.
Loss (reversals) for impairment of trade accounts receivable	-	-	(0.5)	n.a.	-100%	-	(0.9)	-100%
Provision for losses and write-offs of long-lived assets	0.1	-	0.04	n.a.	303%	0.6	0	1600%
Cash Generation before Working Capital	**137**	**472**	**929**	**-71%**	**-85%**	**1,290**	**2,413**	**-47%**
Operating Working Capital Variation								
Account Receivable from Clients	224	199	(61)	13%	n.a.	455	(533)	n.a.
Inventories	14	(76)	(48)	n.a.	n.a.	(50)	(119)	-58%
Recoverable Taxes	(64)	(60)	(5)	6%	1207%	(145)	98	n.a.
Other Account Receivables	75	6	143	1079%	-47%	(156)	56	n.a.
Suppliers	269	214	38	26%	606%	379	103	267%
Taxes Payable	(60)	(101)	(97)	-40%	-37%	77	(52)	n.a.
Sundry Provisions	(66)	(48)	135	37%	n.a.	(193)	125	n.a.
Other Account Payables	23	(51)	(38)	n.a.	n.a.	25	(53)	n.a.
Operating Cash Flow	**562**	**558**	**988**	**1%**	**-43%**	**1,682**	**2,039**	**-18%**
Interest Paid	(234)	(200)	(79)	17%	196%	(592)	(429)	38%
Income Tax and Social Contribution	(0.0)	(0.0)	(2)	0%	-99%	(0.1)	(8)	-99%
Net Cash provided by operating activities	**328**	**357**	**907**	**-8%**	**-64%**	**1,089**	**1,602**	**-32%**
Additions to Fixed and Intangible Assets	(338)	(187)	(27)	81%	1168%	(577)	(81)	615%
Cash used in Investing Activities	**(338)**	**(187)**	**(27)**	**81%**	**1168%**	**(577)**	**(81)**	**615%**
Short-Term and Long-Term Debt								
Obtained Borrowings	-	-	-	n.a.	n.a.	-	-	n.a.
Payment of Borrowings	-	-	-	n.a.	n.a.	-	-	n.a.
Braskem Idesa Debt								
Borrowings	-	-	-	n.a.	n.a.	-	-	n.a.
Payment of Borrowings	2	(47)	(263)	n.a.	n.a.	(45)	(766)	-94%
Loan to non-controlling shareholders of Braskem Idesa - payments	-	(34)	-	-100%	n.a.	(34)	-	
Leasing	(13)	(12)	(14)	6%	-7%	(38)	(43)	-12%
Dividends	-	-	-	n.a.	n.a.	-	-	n.a.
Cash Generated (Used) in Financing Activities	**(12)**	**(93)**	**(277)**	**-88%**	**-96%**	**(118)**	**(809)**	**-85%**
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	64	175	61	-63%	5%	(6)	28	n.a.
Cash and Cash Equivalents Generation (Aplication)	**42**	**252**	**665**	**-83%**	**-94%**	**389**	**740**	**-47%**
Represented by								
Cash and Cash Equivalents at The Beginning of The Period	2,120	1,867	979	14%	116%	1,773	904	96%
Cash and Cash Equivalents at The End of The Period	2,162	2,120	1,644	2%	31%	2,162	1,644	31%
(Decrease) Increase in Cash and Cash Equivalents	**42**	**252**	**665**	**-83%**	**-94%**	**389**	**740**	**-47%**

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Earnings Release may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures and from COVID on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in these assumptions or factors, including the projected impact from the from the geological event in Alagoas and related legal procedures and the unprecedented impact from COVID on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Earnings Release is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information on Braskem and management, as well as its financial statements.